MORGAN, LEWIS & BOCKIUS LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110
March 1, 2017
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549
Re:	Aquila Funds Trust (File Nos. 2-79722 and 811-3578)
        Post-Effective Amendments to Registration Statement on Form N-1A
Ladies and Gentlemen:
This letter is to respond to comments we received from Ms. Anu Dubey of the Staff of the Division of Investment Management of the U.S. Securities and Exchange Commission regarding Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A of Aquila Funds Trust, filed on January 13, 2017.  Following are the Staff’s comments and the Registrant’s responses thereto:

1.	Comment:	The Staff noted that Footnote 2 to the Fee Table states that other expenses shown in the Fee Table for Class F Shares and Class T Shares are estimated. The Staff requested that the Registrant explain why the expenses for the new share classes need to be estimated. The Staff noted that Form N-1A discusses estimated expenses only for a new Fund.

Response:	The Registrant will delete Footnote 2 to the Fee Table.

2.	Comment:	The Staff noted that Class F Shares and Class Y Shares do not charge a sales load or a 12b-1 fee and, accordingly, would qualify as “clean shares” that are eligible to rely on the recent no-action letter recently granted by the Staff to the Capital Group. The Staff asked if the Registrant intends to rely on the Capital Group no-action letter with respect Class F Shares and Class Y Shares and, if so, to confirm that it will include the disclosure required by such letter.

Response:	The Registrant confirms that it intends to rely on the Capital Group no-action letter with respect Class F Shares and Class Y Shares and will include the disclosure required by such letter.

3.	Comment:	The Staff noted that in the table under “Alternative Purchase Plans,” the Registrant states for Class I, Class F and Class Y Shares that financial intermediaries may charge a fee for purchase of shares. The Staff requested that the Registrant confirm that all sales loads are disclosed in the prospectus.

Response:	The Registrant confirms that all sales loads are disclosed in the prospectus.

4.	Comment:	The Staff noted that in the table under “Alternative Purchase Plans,” the Registrant states that (i) the sales charge for Class T Shares can vary from financial intermediary to financial intermediary; and (ii) financial intermediaries may offer their own sales charge waivers. The Staff requested that the Registrant add “as described below” or similar language to each statement to make clear that disclosure regarding sales charges and sales charge waivers is included elsewhere in the prospectus.

Response:	The Registrant confirms that it will revise the disclosure as requested by the Staff.

5.	Comment:	The Staff noted that the Registrant states under “Reduced Sales Charges for Certain Purchases of Class A Shares” that Class A Shares may be purchased without a sales charge by “broker dealers, their officers and employees and other investment professionals.” The Staff noted that if this disclosure is intended to address sales charge waivers for purchases by clients of such broker dealers, as opposed to purchases by the broker dealers, their officers, employees and other investment professionals for their own accounts, then the Registrant should identify in the prospectus the broker dealers for whose clients such waivers apply.

Response:	The Registrant confirms that the disclosure referenced by the Staff is intended to address sales charge waivers for purchases by broker dealers, their officers, employees and other investment professionals for their own accounts, and, accordingly, respectfully submits that no change to the disclosure is required.

6.	Comment:	The Staff requested that the Registrant revise the disclosure under “Reduced Sales Charges for Certain Purchases of Class A Shares” to clarify to what entity the phrase “if the Distributor has an agreement relating to such purchases” relates.

Response:	The Registrant will revise the disclosure referenced by the Staff to clarify that Class A Shares may be purchased without a sales charge by plans for the benefit of trust or similar clients of banking institutions over which these institutions have full investment authority, if the banking institution’s intermediary has entered into an agreement with the Fund’s Distributor.

7.	Comment:	The Staff notes that the Registrant states that information about breakpoints in, or the elimination of, sales charges is available on the Funds’ website. The Staff requested that the Registrant confirm that such information is presented on the Funds’ website in an accessible manner.

Response:	The Registrant confirms that information about breakpoints in, or the elimination of, sales charges is presented on the Funds’ website, in an accessible manner, with information regarding each Fund’s fees and expenses. The Registrant notes that such information will be updated to include information regarding Class T Shares.

8.	Comment:	The Staff noted that the Registrant includes certain information regarding sales charges for Class T Shares under the heading “What are the sales charges for Class T Shares?” and other information relating to sales charges in a separate section of the prospectus titled “Broker-Defined Sales Charge Waiver Policies.” The Staff requested that the Registrant explain why information regarding sales charges for Class T Shares is contained in two separate sections of the prospectus.

Response:	The Registrant notes that the information included under the heading “What are the sales charges for Class T Shares?” describes the sales charge breakpoint schedules and the sales charge waivers defined by the Fund. The section of the prospectus titled “Broker-Defined Sales Charge Waiver Policies” provides information regarding the sales charge waiver policies defined by third party financial intermediaries.

9.	Comment:	The Staff noted that the Registrant states under “Reduced Sales Charges for Certain Purchases of Class T Shares” that each Fund permits the sale of Class T Shares at prices that reflect the reduction or elimination of the sales charge to investors who are members of certain qualified groups. The Staff requested that the Registrant include disclosure clarifying the amount of any such reductions or remove the word “reduction.”

Response:	The Registrant notes that it will delete the disclosure referenced by the Staff with respect to Class T Shares. The Registrant notes that it will remove the word “reduction” from the comparable disclosure with respect to Class A Shares.

10.	Comment:	The Staff noted that the Registrant states under “Reduced Sales Charges for Certain Purchases of Class T Shares” that waivers for group employer-sponsored retirement plans do not apply to brokerage relationships in which sales charges are customarily imposed. The Staff requested that the Registrant revise the disclosure to specify the specific brokers to which the disclosure applies or, if applicable, the type of brokerage relationship to which the disclosure applies.

Response:	The Registrant notes that it will delete the disclosure referenced by the Staff with respect to Class T Shares. The Registrant notes that it will add disclosure to clarify that the sales charge waivers described in the prospectus are generally available for qualified purchases through all financial intermediaries that offer shares of the Funds, except as set forth in the prospectus under “Broker-Defined Sales Charge Waiver Policies.”

11.	Comment:	The Staff noted that the Registrant includes under the heading “Broker-Defined Sales Charge Waiver Policies” disclosure regarding front-end sales charge discounts available at Merrill Lynch. The Staff requested that the Registrant revise the disclosure to specify the share classes to which the disclosure applies.

Response:	The Registrant will revise the disclosure to clarify that it applies to Class A Shares.

12.	Comment:	The Staff requested that the Registrant revise the disclosure in the Statement of Additional Information regarding sales charges and waivers in accordance with the Staff’s comments to the comparable disclosure in the prospectus, to the extent applicable.

Response:	The Registrant will revise the disclosure in the Statement of Additional Information regarding sales charges and waivers in accordance with the Staff’s comments to the comparable disclosure in the prospectus, to the extent applicable.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/  Jeremy Kantrowitz

Jeremy Kantrowitz

cc:                Diana P. Herrmann
Charles E. Childs, III
Roger P. Joseph
Toby R. Serkin